January 22, 2020

Michael J. Roper
Chief Executive Officer
Muscle Maker, Inc.
308 East Renfo Street, Suite 101
Burleson, Texas 76028

       Re: Muscle Maker, Inc.
           Amendments No. 3 and 4 to Registration Statement on Form S-1 Filed January 10 and 13, 2020
           File No. 333-235283

Dear Mr. Roper:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 24, 2019 letter.

Amendment No. 4 to Form S-1 Filed January 13, 2020

Use of Proceeds, page 33

1. Consistent with information contained in the notes to the financial statements, please revise to describe the $550,000 of debt intended to be repaid with proceeds of the offering.
       For clarity, include the interest rate and maturity date associated with the debt. If the debt to be repaid was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to
       Instruction 4 of Item 504 of Regulation S-K.
 Michael J. Roper
FirstName LastNameMichael J. Roper
Muscle Maker, Inc.
Comapany NameMuscle Maker, Inc.
January 22, 2020
January 22, 2020 Page 2
Page 2
FirstName LastName
Capitalization, page 34

2. You disclose the "pro forma as adjusted" column gives effect to the offering. However, it does not appear the "Cash and cash equivalents" and "Total debt at face value" amounts in the "Pro Forma As Adjusted" column reflect the $550,000 debt intended to be repaid with the proceeds of the offering as disclosed in "Use of Proceeds." Please clarify for us, and revise as appropriate.
Condensed Consolidated Financial Statements as of and for the Period Ended September 30,
2019
Notes to Unaudited Condensed Consolidated Financial Statements
Note 12- Notes Payable, page F-18

3. Please ensure consistency with the information in this note to the related debt amounts presented on the balance sheet as of September 30, 2019. For example, the total face value of debt and discounts presented on the balance sheet appear to be $10,311,458 and
         $1,340,590, respectively, whereas the respective total amounts in the note appear to be $7,914,000 and $1,096,374. Additionally, descriptions of the debt on the balance sheet do not appear to be the same as in the note.
4. Additionally, please ensure consistency with the information in this note to that in note 16 on page F-28. For example, it appears a total face value of $4,688,000 of SPA notes and
         $1,375,000 of other convertible notes is disclosed as converted in note 16 but the total
         face value of SPA notes and other convertible notes outstanding in note 12 appears to be
         only $2,973,000 and $1,350,000, respectively. In view of the preceding, please consider providing information in note 16 of the face value amount outstanding after conversion for each debt converted that together with information in note 12 enables investors to readily associate the total face value of debt outstanding after conversion in the capitalization table.
       You may contact Patrick Kuhn, Staff Accountant at 202-551-3308 or Doug Jones, Staff
Accountant at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Mara Ransom, Office Chief at 202-551-3264 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services